

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2020

Gregory Wong
Chief Financial Officer
QuinStreet, Inc.
950 Tower Lane, 6th Floor
Foster City, California 94404

   Re: QuinStreet, Inc.
     Form 10-K for Fiscal Year Ended June 30, 2020
     Filed August 28, 2020
     Form 8-K Furnished August 5, 2020
     File No. 001-34628

Dear Mr. Wong:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services